CUSIP NO. 880198106                                                                        Page 1 of 13

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TEMPLETON GLOBAL INCOME FUND

(Name of Issuer)

Shares of Beneficial Interest, Without par value

(Title of Class of Securities)

880198106

(CUSIP Number)

Virginia E. Rosas

Assistant Secretary

Franklin Resources, Inc.

One Franklin Parkway

Building 920, 1st Floor

San Mateo, CA, US 94403

800‑632‑2350

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 9, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d‑1I, 240.13d‑1(f) or 240.13d‑1(g), check the following box.[  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes hereto).

CUSIP NO.  880198106                                                                       Page 2 of 13

1.                  NAMES OF REPORTING PERSONS.

             Franklin Resources, Inc.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             WC

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,440,823

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.1%1

      14.    TYPE OF REPORTING PERSON

             HC, CO (See Item 5)

1 The percentages used herein are calculated based upon 56,510,504 shares of common stock outstanding as of 11/13/23, as disclosed in the company's SC TO-I/A filed 11/13/23.

      CUSIP NO. 880198106                                                                  Page 3 of 13

1.       NAMES OF REPORTING PERSONS.

             Charles B. Johnson

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             PF, AF

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             54,047(See Item 5)

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%  (See Item 5)

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

      CUSIP NO. 880198106                                                                Page 4 of 13

1.       NAMES OF REPORTING PERSONS.

             Rupert H. Johnson, Jr.

      2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

             (a)

             (b) X

      3.     SEC USE ONLY

      4.     SOURCE OF FUNDS

             AF

      5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

             PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

      6.     CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

      NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      7.     SOLE VOTING POWER

             (See Item 5)

      8.     SHARED VOTING POWER

             (See Item 5)

      9.     SOLE DISPOSITIVE POWER

             (See Item 5)

      10.    SHARED DISPOSITIVE POWER

             (See Item 5)

      11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             (See Item 5)

      12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

             CERTAIN SHARES [ ]

      13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             (See Item 5)

      14.    TYPE OF REPORTING PERSON

             HC,IN (See Item 5)

       CUSIP NO. 880198106                                                                  Page 5 of 13

Item 1. Security and Issuer

This statement relates to Shares of Beneficial Interest, without par value (the "Shares"), of Templeton Global Income Fund, a Delaware Statutory Trust (the "Issuer"). The Issuer’s principal executive office is located at 300 S.E. 2nd Street, Fort Lauderdale, FL 33301-1923.

      Item 2.  Identity and Background

(a), (f)  This Schedule 13D is being filed by Charles B. Johnson (“C. Johnson”), Rupert H. Johnson, Jr. (“R. Johnson, Jr.”), and Franklin Resources, Inc., a Delaware corporation (“FRI,” and together with C. Johnson and R. Johnson, Jr., the “Reporting Persons”).  C. Johnson and R. Johnson, Jr. are the principal stockholders of FRI. R. Johnson, Jr. is also the Vice Chairman of FRI and serves on the Board of Directors of Franklin Advisers, Inc., a California corporation that is the investment manager of the Issuer and a wholly-owned subsidiary of FRI (“FAV”). C. Johnson is an Executive Consultant to FRI.  C. Johnson and R. Johnson, Jr. are citizens of the United States.

(b)   The address of the principal business office of each of the Reporting Persons is One Franklin Parkway, San Mateo, California 94403-1906.  The directors and principal executive officers of FRI and FAV, their present principal occupations, citizenship and business addresses are listed on Exhibit B.

(c)  The principal business of FRI is to act as a holding company for various subsidiaries engaged in the investment management and related services business. The principal business of FAV is to act as an investment adviser. The principal occupations of C. Johnson and R. Johnson, Jr. are listed on Exhibit B.

(d)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons listed on Exhibit B, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons have invested in the Issuer as follows:

• FRI has acquired a total of 3,440,823 of the Shares for an aggregate purchase price of $15,424,874.89.  FRI paid for such Shares from its working capital.

• C. Johnson has acquired a total of 54,047 of the Shares for an aggregate purchase price of $242,287.44.  C. Johnson acquired 10,996 Shares for his personal account and paid for such Shares from his personal funds.  The Johnson Family Trust, of which C. Johnson is a trustee, acquired 43,051 Shares and paid for such Shares from the trust’s funds.

• R. Johnson, Jr. does not own any Shares directly.

      Item 4.   Purpose of Transaction

FRI and C. Johnson sold 6,549,764 and 102,881, respectively, of their Shares in the tender offer by the Issuer for up to forty-five percent (45%) of the issued and outstanding Shares of the Issuer, at a price of $4.19 per share, representing 99% of the net asset value per Share determined as of the close of the regular trading session of the New York Stock Exchange, on the day the offer expired, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2023, and in the related Letter of Transmittal (the “Tender Offer”). The Tender Offer expired at 5:00 pm, New York City time, on November 9, 2023.

The Reporting Persons hold the Shares for investment purposes. The Reporting Persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Shares and other securities, the Issuer’s operations, assets, prospects and financial position, general economic, financial market and industry conditions, and other investment considerations.  Depending on their evaluation of various factors, the Reporting Persons may take such actions regarding their holdings of the Issuer’s securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Shares in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Shares now owned or hereafter acquired by any of them.  In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

Except as described above, none of the investment management subsidiaries of FRI, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, or any present plans or intentions to acquire or dispose of any securities of the Issuer.

      Item 5.    Interest in Securities of the Issuer

(a-b) The investment adviser to the Issuer currently is FAV. FAV is a wholly-owned subsidiary of FRI. C. Johnson and the Johnson Family Trust may be deemed to beneficially own the Shares reported herein for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"), in C. Johnson's capacity as Executive Consultant to FRI and Trustee of the Johnson Family Trust. CUSIP NO. 880198106                                                             Page 6 of 13

C. Johnson and R. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of FRI’s outstanding common stock and are the principal stockholders of FRI.  The Principal Shareholders may be deemed to be, for purposes of Rule 13d‑3 under the Act, the beneficial owners of securities held by FRI.  The Principal Shareholders disclaim any pecuniary interest in any of the Shares reported herein, except as reported herein.  In addition, the filing of the Schedule 13D on behalf of the Principal Shareholders should not be construed as an admission that any of them is, and each disclaims that he is, the beneficial owner, as defined in Rule 13d-3, of any of the Shares, except as reported herein.

FRI and the Principal Shareholders believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Shares held by any of them.  FRI did not acquire more than 5% of the Issuer’s outstanding Shares until September 2, 2022.  However, the Reporting Persons reported the date of the event giving rise to the obligation to file the initial Schedule 13D as August 31, 2022, on a precautionary basis, because on that date they in the aggregate beneficially owned (for purposes of Rule 13d-3) more than 5% of the Issuer’s outstanding Shares.

The number of Shares as to which each reporting person on this Schedule 13D has:

(i)Sole power to vote or to direct the vote of the Shares:

      Franklin Resources, Inc.:                                                            3,440,823

      Charles B. Johnson1:                                                                    54,047

      Rupert H. Johnson, Jr.:                                                                      0

(ii)  Shared power to vote or to direct the vote of the Shares:                                    0

(iii) Sole power to dispose or to direct the disposition of the Shares:

      Franklin Resources, Inc.:                                                            3,440,823

      Charles B. Johnson1:                                                                    54,047

      Rupert H. Johnson, Jr.:                                                                     0

(iv)  Shared power to dispose or to direct the disposition of the Shares:                         0

      (c)    On November 9, 2023, FRI and C. Johnson sold 6,549,764 and 102,881, respectively, of their Shares in the Tender Offer for a price of $4.19 per Share.

      (d)    Not Applicable

      (e)    Not Applicable

      Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of

      the Issuer.

Not applicable.

1 Includes 43,051 Shares held by the Johnson Family Trust.

CUSIP NO.  880198106                                                                       Page 7 of 13

      Item 7.      Material to be Filed as Exhibits.

      Exhibit A:   Joint Filing Agreement

      Exhibit B:   Principal Executive Officers and Directors of FRI

      Exhibit C:   Transactions Reported Pursuant to Item 5(c)

      Exhibit D:   Limited Powers of Attorney for Section 13 Reporting Obligations

                                             Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       Dated: November 16, 2023

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By:   /s/VIRGINIA E. ROSAS

      ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

     Virginia E. Rosas

     Assistant Secretary of Franklin Resources, Inc.

     Attorney‑in‑Fact for Charles B. Johnson

     Attorney‑in‑Fact for Rupert H. Johnson, Jr.

CUSIP NO.  880198106                                                                       Page 8 of 13

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d‑1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on November 16, 2023.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By:/s/VRIGINIA E. ROSAS

   ‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑‑

   Virginia E. Rosas

   Assistant Secretary of Franklin Resources, Inc.

   Attorney‑in‑Fact for Charles B. Johnson

   Attorney‑in‑Fact for Rupert H. Johnson, Jr.

CUSIP NO.  880198106                                                                      Page 9 of 13

                                   EXHIBIT B

        PRINCIPAL EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the

United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Gregory E. Johnson	Executive Chairman and Chairman of the Board, and a Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr	Vice Chairman, a Director and a Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer M. Johnson	President, Chief Executive Officer and Director, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Matthew Nicholls	Executive Vice President, Chief Financial Officer, and Chief Operating Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Thomas C. Merchant	Executive Vice President, General Counsel and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Terrence J. Murphy	Executive Vice President, Head of Public Markets, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alok Sethi	Executive Vice President, Head of Global Operations, FRI Citizen of India	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Adam B. Spector	Executive Vice President, Head of Global Distribution, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Gwen L. Shaneyfelt	Chief Accounting Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mariann Byerwalter	Lead Director, FRI; Chairman of the Board, Pacific Mutual Holding Company; Chairman Emeritus of the Board, SRI International; Chairman, JDN Corporate Advisory, LLC	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Alexander S. Friedman	Director, FRI; Co-Founder and Chief Executive Officer, Novata Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John Y. Kim	Director, FRI; Founder and Managing Partner, Brewer Lane Ventures LLC; Director/Trustee, Eversource Energy	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Karen M. King	Director, FRI; Managing Director and Chief Legal Officer, Silver Lake	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anthony J. Noto	Director, FRI; Chief Executive Officer and Director, SoFi Technologies, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John W. Thiel	Director FRI; Partner and Senior Advisor, MyNextSeason	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP NO.  880198106                                                                      Page 10 of 13

Principal Occupation	Residence or Business Address
Seth H. Waugh	Director, FRI; Chief Executive Officer, The PGA of America; Non-Executive Chairman, Alex Brown, a division of Raymond James; Director, Yext, Inc.	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Geoffrey Y. Yang	Director, FRI; Managing Director and Founding Partner, Redpoint Ventures; Director, Warner Bros. Discovery, Inc	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Charles B. Johnson	Principal Stockholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

     FRI:     Franklin Resources, Inc.

              One Franklin Parkway

              San Mateo, CA 94403‑1906

     FRI is primarily engaged, through various subsidiaries, in providing investment management to the open-end investment companies in the Franklin Group of Funds and the Templeton Family of Funds and to domestic and international managed and institutional accounts.  FRI’s principal line of business is providing investment management, administration, distribution and related services to the Franklin Templeton Funds, managed accounts and other investment products.

CUSIP NO.  880198106                                                                     Page 11 of 13

EXHIBIT C

TRANSACTIONS REPORTED PURSUANT TO ITEM 5(C)

Franklin Resources, Inc. and Charles B. Johnson made the following sales of Shares of Beneficial Interest.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
11/9/2023	6,549,764[1]	4.1900
11/9/2023	102,881[2]	4.1900[1]

1 FRI sold these Shares in the Tender Offer.

2 C. Johnson sold these Shares in the Tender Offer.  These Shares include 81,949 Shares sold by the Johson Family Trust, of which C. Johnson is the trustee.

CUSIP NO.  880198106                                                                  Page 11 of 13

EXHIBIT D

 LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

             Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Steven J. Gray, Beth McAuley O’Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas, Navid J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 16th day of August, 2021.

                                                                                                                                                                        /s/CHARLES B. JOHNSON

                                                                                                                                                                        Signature

                                                                                                                                                                        Charles B. Johnson

                                                                                                                                                                         Print Name CUSIP NO.   880198106                                                                        Page 12 of 13

LIMITED POWER OF ATTORNEY

FOR SECTION 13 AND 16 REPORTING OBLIGATIONS

      Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of Alison E. Baur, Steven J. Gray, Beth McAuley O’Malley, Thomas C. Merchant, Kimberly H. Novotny, Virginia E. Rosas, Navid J. Tofigh and Lori A. Weber each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

      1. prepare, execute, acknowledge, deliver and file Forms ID, Schedules 13D and 13G, and Forms 3, 4 and 5 (including any amendments thereto and any related documentation) with the United States Securities and Exchange Commission and any national securities exchanges relating to Franklin Resources, Inc. (“FRI”) and/or any registered closed-end company to which an affiliate of FRI is an investment adviser (each, a “Reporting Entity”), as considered necessary or advisable under Regulation S-T and Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

      2. seek or obtain, as the undersigned’s representative and on the undersigned’s behalf, information on transactions in the securities of any Reporting Entity from any person, including brokers, employee benefit plan administrators and trustees, and the undersigned hereby authorizes any such person to release any such information to the undersigned and approves and ratifies any such release of information; and

      3. perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

      The undersigned acknowledges that:

      1. this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

      2. any documents prepared and/or executed by any such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

      3. none of FRI, any Reporting Entity nor any of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act, (ii) any liability of the undersigned for any failure to comply with such requirements, or (iii) any obligation or liability of the undersigned for profit disgorgement under Section 16(b) of the Exchange Act; and

      4. this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation, the reporting requirements under Section 16 of the Exchange Act.

      The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney, and indemnifies each of the foregoing attorneys-in-fact against any loss of any nature whatsoever arising in connection therewith.

      This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

      IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as of this 16th day of August, 2021.

                                                                                                                                                                /s/RUPERT H. JOHNSON, JR.

                                                                                                                                                                Signature

                                                                                                                                                                Rupert H. Johnson, Jr.

                                                                                                                                                                Print Name